OSISKO DECLARES 19TH CONSECUTIVE QUARTERLY DIVIDEND

(Montreal, May 1, 2019) Osisko Gold Royalties Ltd ("Osisko" or the "Company") (TSX:OR) (NYSE:OR) is pleased to announce a second quarter 2019 dividend of C$0.05 per common share. The dividend will be paid on July 15, 2019 to shareholders of record as of the close of business on June 28, 2019.

For shareholders residing in the United States, the U.S. dollar equivalent will be determined based on the daily rate published by the Bank of Canada on June 28, 2019. This dividend is an "eligible dividend" as defined in the Income Tax Act (Canada).

The Company also wishes to remind its shareholders that it has implemented a dividend reinvestment plan (the “Plan”). Shareholders who are residents of Canada and the United States may elect to participate in the Plan in connection with the dividend to be paid on July 15, 2019 to shareholders on record as of June 28, 2019. If a shareholder elects to participate in the Plan, the Company will issue to the shareholder, in lieu of a cash dividend, common shares from treasury at a 3% discount to the weighted average price of the common shares during the five (5) trading days immediately preceding the dividend payment date. Participation in the Plan is optional and will not affect a shareholders’ cash dividends if the shareholder elects not to participate in the Plan. Quarterly dividends are only payable as and when declared by Osisko’s Board of Directors.

A complete copy of the Plan and the enrolment form are available on Osisko’s website at http://osiskogr.com/en/dividends/drip/. Shareholders should carefully read the complete text of the Plan before making any decisions regarding their participation in the Plan.

Non-registered beneficial shareholders who wish to participate in the Plan should contact their financial advisor, broker, investment dealer, bank or other financial institution that holds their common shares to inquire about the applicable enrolment deadline and to request enrolment in the Plan. For more information on how to enroll or any other inquiries, contact the Agent at 1-800-387-0825 (toll-free in Canada) or inquiries@canstockta.com.

Participation in the Plan does not relieve shareholders of any liability for taxes that may be payable in respect of dividends that are reinvested in common shares under the Plan. Shareholders should consult their tax advisors concerning the tax implications of their participation in the Plan having regard to their particular circumstances.

This press release is not an offer or a solicitation of an offer of securities.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.7% interest in Barkerville Gold Mines Ltd., a 16.6% interest in Osisko Mining Inc., an 18.8% interest in Victoria Gold Corp. and a 19.9% interest in Falco Resources Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-looking statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. In this news release, these forward-looking statements may involve, but are not limited to, comments with respect to the directors and officers of the Company, information pertaining to the fact that all conditions for payment of the dividend will be met and that such dividend will continue to be an “eligible dividend” as defined in the Income Tax Act (Canada). Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including that the financial situation of the Company will remain favourable. The Company considers its assumptions to be reasonable based on information currently available, but cautions the reader that its assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact Osisko Gold Royalties Ltd:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com